

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2012

<u>Via E-mail</u>
Harry Chew
Chief Executive Officer
Bi-Optic Ventures, Inc.
1030 West Georgia, #1518
Vancouver, British Columbia
Canada V6E 2Y3

      Re: Bi-Optic Ventures, Inc.
             Form 10-K for Fiscal Year Ended February 28, 2011
             Filed June 1, 2011
             File No. 000-49685

Dear Mr. Chew:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 28, 2011</u>

<u>Item 8. Financial Statements</u>

<u>Report of independent registered public accounting firm, page 18</u>

1. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please advise your independent accountant, Saturna Group Chartered Accountants, LLP, to revise the opening and opinion paragraphs of its audit report to address the cumulative period from May 31, 1984 (inception) to February 28, 2011. Please amend your Form 10-K accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining